# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ETHAN ALLEN INTERIORS INC, CIK 0000896156
CUSIP: 297602104
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 25 LAKE AVENUE EXT., DANBURY, Connecticut (CT), 06811
Date of event which requires filing of this statement: 08/04/2026
Filed by CIK 0001472520
Persons authorized to receive notices and communications: DOUGLAS G. BERGERON, DGB INVESTMENT, INC., 7522 Glenwild Dr., Park City, Utah (UT), 84098, 408-232-7801; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- DGB Investment, Inc. (CIK 0001472520): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,050,000; sole dispositive power 0; shared dispositive power 1,050,000; aggregate amount beneficially owned 1,050,000 (4.1% of the class)
- Douglas Bergeron Qualified Personal Residence Trust: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 90,000; sole dispositive power 0; shared dispositive power 90,000; aggregate amount beneficially owned 90,000 (0.4% of the class)
- Bergeron Nieces and Nephews Trust: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 135,000; sole dispositive power 0; shared dispositive power 135,000; aggregate amount beneficially owned 135,000 (0.5% of the class)
- Douglas G. Bergeron (CIK 0001298718): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,275,000; sole dispositive power 0; shared dispositive power 1,275,000; aggregate amount beneficially owned 1,275,000 (5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: ETHAN ALLEN INTERIORS INC
Address of issuer's principal executive offices: 25 LAKE AVENUE EXT., DANBURY, Connecticut (CT), 06811

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) DGB Investment, Inc., a Delaware corporation ("DGB Investment"), with respect to the shares of Common Stock, $0.01 par value (the "Shares") of Ethan Allen Interiors Inc. (the "Issuer") directly owned by it;

(ii) Douglas Bergeron Qualified Personal Residence Trust (the "Residence Trust"), with respect to the Shares directly owned by it;

(iii) Bergeron Nieces and Nephews Trust (the "Nieces and Nephews Trust"), with respect to the Shares directly owned by it; and

(iv) Douglas G. Bergeron, as the sole officer, director and shareholder of DGB Investment, trust advisor for each of Residence Trust and Nieces and Nephews Trust and as a nominee for election to the board of directors of the Issuer (the "Board");

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Group Agreement, as defined and described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The principal business address of each of the Reporting Persons is 7522 Glenwild Dr., Park City, UT 84098.
Present principal occupation or employment: The principal business of DGB Investment is serving as a diversified holding company of investments. The principal business of each of Residence Trust and Nieces and Nephews Trust is serving as a trust entity to hold and administer assets for the benefit of beneficiaries. The principal occupation of Mr. Bergeron is serving as President of DGB Investment.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of DGB Investment, Residence Trust and Nieces and Nephews Trust is organized under the laws of the State of Delaware. Mr. Bergeron is a citizen of the United States of America and Canada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Shares purchased by each of DGB Investment, the Residence Trust and the Nieces and Nephews Trust were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.

The aggregate purchase price of the 775,000 Shares owned directly by DGB Investment is approximately $17,233,047, including brokerage commissions. The aggregate purchase price of the Call Options (as defined in Item 6 below) that are exercisable into 275,000 Shares owned directly by DGB Investment is approximately $1,079,555, including brokerage commissions.

The aggregate purchase price of the 90,000 Shares beneficially owned by Residence Trust is approximately $2,083,749, including brokerage commissions.

The aggregate purchase price of the 135,000 Shares beneficially owned by the Nieces and Nephews Trust is approximately $3,094,824, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On August 5, 2026, DGB Investment (together with its affiliates, "DGB"), delivered a letter to the Issuer nominating a slate of highly qualified director candidates, including Douglas G. Bergeron, Anna Brockway, Kristine E. Miller, Steve Oblak, Lindsay C. O'Reilly and Stefanie Tsen Ward (collectively, the "Nominees"), for election to the Board at the Issuer's 2026 annual meeting of stockholders (the "2026 Annual Meeting"). As evidenced by their biographies below, the Nominees are seasoned executives, who, collectively, have extensive experience in retail branding, technology, C-suite executive leadership, public company governance and operations, and are well qualified to serve on the Board.

Also on August 5, 2026, DGB issued a press release (the "Press Release") announcing that it had nominated the Nominees for election to the Board at the 2026 Annual Meeting. In the Press Release, DGB expressed its concern that despite the Issuer's exceptional brand assets, North American manufacturing capabilities, and a national retail footprint, the Issuer is underperforming with revenue consistently declining and urgent change is needed to address the Issuer's increasingly outdated strategy. In the Press Release, DGB also highlighted its plan to revitalize the Issuer's historic and undervalued American brand by embracing e-commerce and focusing on improving the customer experience to turn around decades of stagnant growth and a significant valuation discount. A copy of the Press Release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Nominees are:

Anna Brockway

Ms. Brockway founded and scaled America's leading online platform for high-end vintage home furnishings, and brings expertise in transforming heritage brands, including the revitalization of Levi Strauss & Co. (NYSE: LEVI).

* Co-Founder and former President of Chairish, a luxury vintage home furnishings online marketplace that she helped build from a start-up to a successful exit in 2025.

* Ms. Brockway led Chairish's brand and growth strategy, developing scalable customer acquisition and retention programs, implementing sophisticated attribution models to ensure disciplined marketing investment, pioneering retail pop-ups and tastemaker collaborations and guiding the company through strategic acquisitions in the U.S. and Europe.

* Previously served as Vice President of Worldwide Marketing at Levi Strauss & Co. (NYSE: LEVI), helping to reconnect a new generation of consumers with the brand's authentic American heritage, craftsmanship and uncompromising quality by focusing on product innovation, retail presentation, partnerships and e-commerce.

Doug Bergeron

Mr. Bergeron is a former public company CEO and Chairman who brings shareholder alignment, firsthand operating experience, insights into retail industry technology, M&A and capital allocation expertise, and a track record of value creation.

* Led the acquisition of VeriFone Systems Inc. (formerly NYSE: PAY), a retail technology company, from Hewlett-Packard for $50 million in 2001, became CEO and partnered with GTCR to aggressively grow VeriFone into a multinational company by 2013 with an enterprise value of several billion dollars.

* Former Chairman of Cantaloupe, Inc. (formerly NASDAQ: CTLP), where as Co-Managing Partner of Hudson Executive Capital LP, he led a proxy contest in 2020 when it was then known as USA Technologies, Inc., culminating in a full board turnover. He then presided over a period of significant growth, which culminated in an $848 million sale to 365 Retail Markets in 2026 - a more than 89% total shareholder return since the start of the proxy contest.(1)

* Extensive, proven experience recruiting C-level executives, leading operational mentoring and revitalizing businesses.

Kristine Miller

Ms. Miller is a global strategy and transformation leader who has served as a C-suite executive and director at public companies and brings extensive experience in retail, consumer and technology sectors, management consulting and corporate governance.

* Most recently served as the Chief Strategy Officer of eBay Inc. (NASDAQ: EBAY) for over five years, where she led major changes to the company's brand positioning, digital marketing, core product experience and payments strategy, and spent 24 years at Bain & Company, including as Partner and Director and Head of the North America retail practice.

* An experienced public company and private company director, serving on the boards of directors of Grove Collaborative (NYSE: GROV), where she serves as Chair of the Compensation Committee and a member of the Audit Committee, Cinch Home Services and Rover Group.

* Previously served on the boards of directors of Chairish, America's leading online platform for high-end vintage home furnishings, Neiman Marcus Group and Cable One Inc. (NYSE: CABO).

Steve Oblak

Mr. Oblak is a former Chief Commercial Officer at Wayfair, bringing P&L responsibility and deep operating expertise in retail, commercial strategy and execution, global marketing, sales, pricing, customer experience, digital commerce and technology-enabled transformation.

* Spent 14 years at Wayfair Inc. (NYSE: W), including most recently as Chief Commercial Officer, where he led Wayfair's global portfolio of brands and businesses and drove continuous innovation and expansion.

* As a member of Wayfair's executive leadership team, he helped lead the company's expansion into new categories, business lines and international markets and its evolution into an omnichannel retailer. During his tenure, Wayfair grew from a $250 million start-up to a $12 billion revenue publicly traded leader in the home category.

* Began his career in marketing and brand strategy consulting and entrepreneurial ventures, with roles at River West Brands, FutureBrand WorldWide and The Corporate Executive Board Company (formerly NYSE: CEB). Mr. Oblak also serves as a Non-Executive Director at Dorvie, Inc., a concierge services and technology platform focused on aging services.

Lindsay O'Reilly

Ms. O'Reilly is a senior financial services executive with more than two decades of senior leadership experience spanning audit, risk, controls, finance, data and enterprise transformation at global financial institutions. Throughout her career, she has built high-performing organizations, strengthened governance and operating models, and led complex enterprise transformation during periods of strategic and regulatory change.

* Currently an Executive Advisor to PricewaterhouseCoopers LLP, advising boards and executive leadership teams on governance, enterprise data strategy, internal audit modernization and large-scale transformation.

* Former Group Chief Internal Auditor at Barclays PLC (NYSE: BCS) and member of the Group Executive Committee, where she reported to the board of directors and executive management on governance, enterprise risk and the effectiveness of the firm's control environment. Previously served as Barclays' first Group Chief Data Officer and Group Chief Operating Officer for Risk and Finance, where she led the firm's enterprise data strategy and transformation of its risk and finance operating models and infrastructure.

* Previously spent nearly two decades at JPMorgan Chase & Co. (NYSE: JPM), where she led enterprise regulatory remediation, developed and strengthened the firm's global internal control environment, and built enterprise operational risk reporting capabilities.

Stefanie Tsen Ward

Ms. Ward is a former operating executive at global luxury retail brands, with expertise in retail operations, commercial strategy, enterprise transformation, store modernization, merchandising and digital innovation.

* Most recently served as Chief Integrated Retail and Customer Officer at Neiman Marcus Group, where she was responsible for transforming the $4.5 billion luxury retailer into a more profitable, customer-led omnichannel enterprise.

* At Neiman Marcus Group, she oversaw approximately 70% of total company revenue, including more than 40 store locations and 6,000 associates.

* Previously served as Vice President and General Manager of Studios and Omnichannel Services at Sephora, overseeing in-store digital tools, beauty studios and customer care, and as General Manager of Canada at Louis Vuitton, where she led the brand's retail and market strategy in Canada.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer or third parties, including potential acquirers and service providers about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

(1) Bloomberg. Total shareholder return from May 20, 2019, the date of Hudson Executive Capital's Schedule 13D filing at Cantaloupe, through May 7, 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported beneficially owned by the Reporting Persons is based upon 25,446,339 Shares outstanding as of April 22, 2026, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 29, 2026.

A. DGB Investment
As of the date hereof, DGB Investment beneficially owned 1,050,000 Shares, including 275,000 shares underlying the Call Options.
Percentage: Approximately 4.1%

B. Residence Trust
As of the date hereof, Residence Trust beneficially owned 90,000 Shares.
Percentage: Approximately 0.4%

C. Nieces and Nephews Trust
As of the date hereof, Nieces and Nephews Trust beneficially owned 135,000 Shares.
Percentage: Approximately 0.5%

D. Mr. Bergeron
Mr. Bergeron, as President and sole stockholder of DGB Investment, may be deemed to beneficially own the 1,050,000 shares directly beneficially owned by DGB Investment. As trust advisor for each of the Residence Trust and the Nieces and Nephews Trust, Mr. Bergeron has sole voting and dispositive power over the shares of Common Stock held in the Residence Trust and the Nieces and Nephews Trust and thus may be deemed to beneficially own the 90,000 shares of Common Stock directly beneficially owned by the Residence Trust and the 135,000 shares directly beneficially owned by the Nieces and Nephews Trust.
Percentage: Approximately 5.0%

Each Reporting Person may be deemed to be a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own the 1,275,000 Shares owned in the aggregate by all of the Reporting Persons, constituting approximately 5.0% of the Shares outstanding. Each Reporting Person disclaims beneficial ownership of the Shares that he, she or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
DGB Investment:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,050,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,050,000

Residence Trust:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 90,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 90,000

Nieces and Nephews Trust:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 135,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 135,000

Mr. Bergeron:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,275,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,275,000
Transactions in the class effected during the past sixty days: The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Exhibit 1 and are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
DGB Investment purchased from Nomura Global Financial Products Inc. certain over-the-counter American-style call options (the "Call Options") that give DGB Investment the right to purchase up to 275,000 Shares, of which 150,000 Shares have a strike price of $20.7561 and 125,000 Shares have a strike price of $20.1526. The Call Options have an expiration date of November 20, 2026. Until the Call Options are exercised, DGB Investment does not have voting or dispositive control over the Shares underlying the Call Options.

On August 5, 2026, DGB and the Nominees (collectively, the "Group") entered into a Group Agreement (the "Group Agreement") with respect to the Issuer pursuant to which, among other things, (a) the Group agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Group agreed to solicit proxies for the election of the Nominees at the 2026 Annual Meeting, (c) each of the Nominees (other than Mr. Bergeron) agreed that he or she will not undertake or effect any purchase, sale, acquisition or disposition of any securities of the Issuer without the prior written consent of DGB and (d) DGB shall have the right to pre-approve all expenses incurred in connection with the Group's activities and agrees to pay directly all such pre-approved expenses. The Group Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

DGB has entered into letter agreements (the "Indemnification Agreements") with each of the Nominees other than Mr. Bergeron pursuant to which DGB and its affiliates have agreed to indemnify such Nominees against claims arising from the solicitation of proxies from the Issuer's stockholders in connection with the 2026 Annual Meeting and any related transactions. For the avoidance of doubt, such indemnification does not apply to any claims made against any such Nominees in his or her capacity as a director of the Issuer, if so elected. A form of the Indemnification Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Each of the Nominees other than Mr. Bergeron has granted Mr. Bergeron a power of attorney to execute certain SEC filings and other documents in connection with the solicitation of proxies at the 2026 Annual Meeting (collectively, the "POAs"). A form of the POA is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Transactions in the Securities of the Issuer in the Last Sixty Days

99.1 - Press Release, dated August 5, 2026

99.2 - Group Agreement, dated August 5, 2026

99.3 - Form of Indemnification Agreement

99.4 - Form of Power of Attorney

## Signatures
- DGB Investment, Inc.: /s/ Douglas G. Bergeron, Douglas G. Bergeron, President (08/05/2026)
- Douglas Bergeron Qualified Personal Residence Trust: /s/ Douglas G. Bergeron, Douglas G. Bergeron, Trust Advisor (08/05/2026)
- Bergeron Nieces and Nephews Trust: /s/ Douglas G. Bergeron, Douglas G. Bergeron, Trust Advisor (08/05/2026)
- Douglas G. Bergeron: /s/ Douglas G. Bergeron, Douglas G. Bergeron (08/05/2026)